Foghorn Therapeutics Inc.

500 Technology Square, Suite 700

Cambridge, MA 02139

January 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Gorsky

Re:	Foghorn Therapeutics Inc.
Registration Statement on Form S-3 (File No. 333-284476)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Foghorn Therapeutics Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on January 31, 2025, or as soon as possible thereafter. The Company hereby authorizes Rachel Phillips of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Rachel Phillips (Rachel.Phillips@ropesgray.com) / telephone: 212-841-8857 of Ropes & Gray LLP as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

FOGHORN THERAPEUTICS, INC.

By:	/s/ Kristian Humer
Name:	Kristian Humer
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]